
02037083
NO ACT
P.E 1-30-02
1-13653



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2002

Mark A. Weiss
Keating, Muething & Klekamp, P.L.L.
1400 Provident Tower
One East Fourth Street
Cincinnati, OH 45202

Act 1934
Section
Rule 14A-8
Public Availability 4/4/2002

Re: American Financial Group, Inc.
Incoming letter dated January 30, 2002

Dear Mr. Weiss:

This is in response to your letter dated January 30, 2002 concerning the shareholder proposal submitted to American Financial Group by Chris Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Chris Rossi
P.O. Box 249
Boonville, CA 95415

CRGIT



KEATING, MUETHING & KLEKAMP, P.L.L.

ATTORNEYS AT LAW

1400 PROVIDENT TOWER • ONE EAST FOURTH STREET • CINCINNATI, OHIO 45202
TEL. (513) 579-6400 • FAX (513) 579-6457 • www.kmklaw.com


RECEIVED
JAN 31 2002
354

MARK A. WEISS
DIRECT DIAL: (513) 579-6599
FACSIMILE: (513) 579-6956
E-MAIL: MWEISS@KMKLAW.COM

January 30, 2002

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Attention:

RE: American Financial Group, Inc.
Proxy Statement for 2002 Annual Meeting
Shareholder Proposal Submitted by Mr. Chris Rossi

Ladies and Gentlemen:

We serve as counsel to American Financial Group, Inc., an Ohio corporation, whose common stock is listed on the New York Stock Exchange. AFG has received a stockholder proposal from Mr. Chris Rossi for consideration at AFG's 2002 Annual Meeting of Shareholders currently scheduled to be held in May or June, 2002. For the reasons set forth below, AFG believes it is appropriate to omit Mr. Rossi's proposal and supporting statement from AFG's Proxy Statement (and form of proxy) for AFG's 2002 Annual Meeting of Shareholders.

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, enclosed are six copies of each of the following:

1. Mr. Rossi's letter received December 17, 2001, containing the proposal and the supporting statement.

2. A statement of the reasons why AFG deems the omission of the proposal and the supporting statement from AFG's proxy materials to be appropriate in this case.

On behalf of AFG we respectfully request that the Division of Corporation Finance:

- concur in our view that the proposal deals with a matter relating to the conduct of the ordinary business operations of AFG and, therefore, is excludable under Rule 14a-8(c)(7) of the Exchange Act; and/or

- concur in our view that the supporting statement is false and misleading and, therefore, is excludable under Rule 14a-9 and Rule 14a-8(c)(3) of the Exchange Act.

A. The Proposal and Bases for Omission.

The proposal, if implemented, would require that AFG change its present independent auditing firm beginning with AFG's 2003 fiscal year and that for each four year period thereafter AFG select a new auditing firm. See Exhibit A.

AFG and we believe that the proposal would prevent the Board from selecting the auditing firm which it believes would best serve AFG and its shareholders and, thus, would interfere with the conduct of AFG's ordinary business. Moreover, for the reasons set forth below, we also believe that the supporting statement is false and misleading.

1. Basis for Omission Under Rule 14a-8(i), Question 9, Paragraph 7, "Management Functions"

The proposal would require AFG to select a new auditing firm every four years whether or not the Audit Committee of the Board of Directors of AFG or AFG's Board considered such a change to be appropriate. Moreover, the proposal would limit the ability of the Audit Committee and the Board of Directors to select, and the criteria to be employed in selecting, the auditing firm which they believe would best serve AFG and its shareholders and would thereby interfere with the conduct of the ordinary course of business of AFG.

As required by New York Stock Exchange Rules, AFG has adopted an Audit Committee Charter which sets forth the functions of the Audit Committee. Under the charter, the Audit Committee has several specific responsibilities, including recommending to the Board of Directors the selection of the company's independent auditors. The Audit Committee also has the authority and responsibility to evaluate and recommend, where appropriate, replacement of the independent auditors. Moreover, the Audit Committee receives from the independent auditors, on an annual basis, a formal written statement describing relationships between the independent auditors and the company and its affiliates; actively engages in a dialogue with the independent auditors concerning any relationships or services that may impact the objectivity and independence of the independent auditors; and recommends that the Board of Directors take action, if appropriate, in response to the independent auditors' report to satisfy itself of the independent auditors' independence.

The members of the Audit Committee are officers or former officers, former partners and/or directors of other companies which employ major auditing firms. Therefore, these committee members are familiar with the relative merits of the various auditing firms and are well qualified to make judgments relating to auditing firms. Furthermore, pursuant to New York Stock Exchange requirements, the Audit Committee is made up entirely of independent directors (as independence is defined in Sections 303.01(B)(2)(a) and 303.02(B)(3) of the NYSE listing standards). Finally, in accordance with rules of the SEC and guidelines of the American Institute of Certified Public Accountants, Ernst & Young has certain procedures in place to ensure its independence, such as mandatory rotation of the engagement partner every seven years (at the longest), an independent second partner review of each audit, and a review by another major auditing firm of audit practices every three years.

There are significant reasons why the Board of Directors could conclude that a mandatory rotation of independent auditors is contrary to the interests of AFG and its shareholders. First, AFG's current auditors, Ernst & Young LLP, have very broad experience with issues confronting the insurance and financial services industries. AFG's management believes that such expertise has benefitted AFG and its shareholders. In addition, the relative unfamiliarity with AFG's business and affairs could impair the ability of each new firm to evaluate AFG's controls, policies, accounting and reporting. Moreover, the rotation of AFG's auditors called for in the proposal would create significant additional burdens to AFG. The time and effort required for a new auditing firm to acquaint itself with AFG's operations, systems and personnel would involve substantial additional costs and would require a significant amount of time to develop knowledge and experience for each new auditing firm.

The Division has consistently concurred in the view that shareholder proposals relating to the selection and appointment of independent auditors may be omitted from proxy statements because they are matters relating to the conduct of a company's ordinary business operations. Recently, the Division permitted SONICblue Incorporated to omit a shareholder proposal that would have required SONICblue to determine its auditing firm annually by shareholder vote among all qualified auditing firms that put themselves on the ballot (March 23, 2001). In addition, in Transamerica Corporation (March 8, 1996), the SEC permitted the omission of a proposal submitted by Mr. Emil Rossi, which appears substantially similar to the proposal and supporting statement at issue, on the grounds that the proposal related to the conduct of the ordinary business of Transamerica. In a no-action letter issued to Community Bancshares, Inc. (March 15, 1999), the SEC did not recommend enforcement action with respect to the registrant's decision to omit a shareholder's proposal because the proponent attempted to change the manner in which that company's auditors were selected. The proponent desired that the company amend its bylaws to require that an audit committee be established to choose the company's auditors from a group meeting specified criteria. As with the proposal at issue, the auditor selection proposal in Community Bancshares dealt with a routine management matter–a matter reserved for the Board. In a number of other recent no-action letters the SEC has taken the position that a company's ordinary business operations include the selection of independent auditors. *See, e.g.,* Excalibur Technologies Corporation (May 4, 1998) and Occidental Petroleum Corporation (December 11, 1997).

2. Basis for Omission Under Rules 14a-8(i), Question 9, Paragraph 3, "Violation of Law"

Rule 14a-8(i)(3) permits a company to omit from its proxy material a shareholder proposal and its supporting statement "if the proposal or supporting statement is contrary to any of the SEC's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." The note to Rule 14a-9 provides the following example of the type of material that may be misleading within the meaning of that Rule: "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes changes concerning improper, illegal or immoral conduct or associations, without factual foundation."

The supporting statement is false and misleading in that it attacks and impugns the integrity of all accounting firms and management and accounting personnel of all issuers, without any substantiation or factual support. The supporting statement asserts that auditors conceal problems, "cook the books" and do the books the way management wants them to do them because they do not want to lose their jobs. The supporting statement also contains a number of pejorative statements, including claims that rotating auditors every four years would ensure that "the new auditor will not cover up someone else's 'boo boos'" and would put pressure on the auditors "to stay on the straight and narrow."

These statements imply that Ernst & Young has colluded with AFG management and accounting personnel to "cook the books [and] coverup" for AFG and to misrepresent AFG's financial condition and that Ernst & Young has participated in or concealed improper or illegal conduct. Moreover, the statements suggest that such conduct will continue unless AFG rotates auditors. The foregoing claims have no factual foundation and are totally unsubstantiated. The Audit Committee of AFG's Board satisfies itself as to the independence and competence of AFG's independent public accountants and has found no indication of impropriety on the part of Ernst & Young or AFG's management and accounting personnel.

B. Conclusion

For the reasons set forth above, we respectfully request that the Division concur in our view that the proposal relates to the conduct of the ordinary course of AFG's business and/or that the supporting statement is false and misleading and confirm that the proposal may be omitted from the AFG Proxy Materials.

By submitting this request from the Division, AFG does not waive any rights it might have to request additional information or support from the proponent or object in any other appropriate manner to the proposal.

We understand that 14a-8(j) requires that we submit our intention to exclude the shareholder proposal no later than 80 days before we file our definitive proxy materials. We would appreciate hearing from you by March 31, however, so that AFG may finalize and print its proxy materials for AFG's annual meeting which AFG has targeted for late May or early June.

If the Division does not concur with the analyses set forth in this letter or otherwise does not intend to permit the proposal and supporting statement to be excluded from the AFG Proxy Materials, we would appreciate an opportunity to discuss the matter with the Division prior to any formal response.

As required by Rule 14a-8(j) of the Exchange Act, copies of this letter are being sent to Mr. Rossi as notice of our intention to omit the proposal as described above.

Should you require additional information, please do not hesitate to contact the undersigned at (513) 579-6599.

Sincerely yours,

KEATING, MUETHING & KLEKAMP, P.L.L.

BY: 

Mark A. Weiss

slh/936682.2
Enclosures

cc: James C. Kennedy, Esq.
Deputy General Counsel
American Financial Group, Inc.

Chris Rossi
P.O. Box 249
Boonville, Ca. 95415

December 10, 2001

American Financial Group
James E. Evans - Corp. Secretary
The Provident Tower
One East 4th Street
Cincinati , OH. 45202

CHRIS ROSSI PROPOSAL TO BE SUBMITTED IN THE 2002 AMERIAN FINANCIAL GROUP PROXY MATERIAL

The shareholders of American Financial Group request the Board of Directors take the necessary steps to amend the company's governing instruments to adopt the following : Beginning on the 2003 American Financial Group fiscal year , the present auditing firm will be changed and every (4) years a new auditing firm will be hired .

Chris Rossi holder of 240 common shares certificate #s PC/NJ 70133 , PC/NJ 81463 , PC/NJ 65774 , PC/NY 154862 .



Chris Rossi

SUPPORTING STATEMENT

Our country was founded on the principle of checks and balances of open competition . We have all profited handsomely from these principles . When a person ,a company or a government entity has a monopoly all types of abuses occur . One reason there are no checks and balances , no competition to keep things in line and on the up and up. Auditors are hired by a company , usually forever . We all fight hard and do a lot of questionable practices to hold our job . When it comes to our living , things get real serious . People think that cooking the booksand coverups , only happen to small companies . Let me site a few massive examples . The $50 billion lost in the savings and loan debacle . The fall of the Bank of Barrings in England . One of it's most prestigious and oldest banks . The Orange County , California bankruptcy . Recently , the Enron Corporation collapse . All because auditors covered them up until they were a complete disaster . Thousands of people losing some or all of their money . And that's just a few of the many big and small fiascos . Why did they cook the books ? The same reason we all fear . They did not want to lose their jobs . Whether , it is a million dollar C.E.O. or the $20,000. a year clerk , the fear is the same . When management tells us their auditors are doing a wonderfull job , it means they're doing the books the way management wants them to do them.

With this proposal a new auditor will be coming on every 4 years . The new auditor will not cover up someone elses "boo boos" . With the old auditor knowing this they will stay on the straight and narrow . Lastly, just look at your government . If they had some method like this we would probably not be in the mess were in . That's the most compelling reason to vote for this proposal .

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 4, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Financial Group, Inc.
Incoming letter dated January 30, 2002

The proposal requests that the board of directors take the necessary steps to amend American Financial Group's governing instruments to provide that it will hire a new auditing firm every four years, beginning in the 2003 fiscal year.

There appears to be some basis for your view that American Financial Group may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business matters (i.e., the method of selecting independent auditors). Accordingly, we will not recommend enforcement action to the Commission if American Financial Group omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which American Financial Group relies.

Sincerely,



Jennifer Gurzenski
Attorney-Advisor